Teva Announces FDA Approval of CINQAIR® (reslizumab) Injection

New Biologic for Add-On Maintenance Treatment in Adults with Severe Asthma and an Eosinophilic
Phenotype

Jerusalem, March 23, 2016 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced that the U.S. Food and Drug Administration (FDA) has approved CINQAIR® (reslizumab) Injection, an interleukin 5 antagonist monoclonal antibody (IgG4 kappa) indicated for add-on maintenance treatment of patients with severe asthma aged 18 years and older, and with an eosinophilic phenotype.

CINQAIR® is administered by intravenous (IV) infusion at a weight-based dose of 3 mg/kg once every four weeks. The treatment is expected to become commercially available to patients, by prescription, during the second quarter of 2016.

“Despite ongoing treatment with today’s standard of care, many patients with severe asthma remain inadequately controlled, the implications of which can lead to increased exacerbations and hospitalization,” said Professor Mario Castro, Washington University School of Medicine, Division of Pulmonary and Critical Care Medicine and lead investigator. “The approval of CINQAIR® marks an important advancement in the treatment paradigm for asthma as the therapy has demonstrated significant improvement in multiple measures of asthma control. As a practicing physician, I look forward to the opportunity to provide my patients, who have severe uncontrolled asthma and fit the profile for CINQAIR®, with an option that has the potential to help them achieve control of their disease.”

“Teva’s specialty medicines pipeline is centered on developing therapies to address the unmet needs of patients, healthcare providers, caregivers, and payers in our key therapeutic areas of focus,” said Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva. “We are proud to demonstrate our commitment to advancing the treatment of respiratory disease with the development of CINQAIR®, a targeted therapy for a specific subset of patients with severe asthma, a disease which can present significant treatment challenges that are not adequately addressed by currently available medicines.”

The FDA approval of CINQAIR® was based on review of efficacy and safety data from Teva’s global development program in asthma. The clinical trial program consisted of five placebo-controlled studies which demonstrated the efficacy and safety profile in a population of 1,028 adult and adolescent asthma patients treated with CINQAIR® 3 mg/kg that were inadequately controlled with inhaled corticosteroid (ICS)-based therapies. Three of these studies constituted the Phase III program in patients with asthma and elevated blood eosinophils. They demonstrated that treatment with CINQAIR® was associated with reduction in asthma exacerbations of up to 59% as well as significant improvement in lung function, symptoms, and asthma-related quality of life. The most common adverse reaction (incidence greater than or equal to two percent) in patients treated with CINQAIR® was oropharyngeal pain. Anaphylaxis was reported at a rate of 0.3% in the placebo-controlled studies (n=1028). An imbalance in malignancy was observed in the Phase III trials (CINQAIR® 0.6% and placebo 0.3%). The observed malignancies were diverse in nature and were diagnosed within less than six months of exposure to CINQAIR®.

“Teva is committed to delivering innovations in asthma care to help patients, across the spectrum of this heterogeneous disease, achieve improved symptom control and quality of life,” said Rob Koremans, M.D., President and CEO of Teva Global Specialty Medicines. “We are pleased to expand our growing respiratory portfolio with CINQAIR® in the U.S. With this therapy, we now have the ability to provide a targeted, new treatment option for an underserved patient group, thus helping to address a major unmet need in asthma management.”

Upon commercial availability of CINQAIR®, Teva will launch Teva Support SolutionsSM, a comprehensive program that will provide personalized support, training and education to healthcare providers and patients who have been prescribed CINQAIR®.

This is the first approval of CINQAIR® (reslizumab) anywhere in the world. Reslizumab has been submitted to and is currently under review by European Medicines Agency (EMA) and Health Canada.

Indications and Usage
CINQAIR® (reslizumab) is an interleukin 5 antagonist monoclonal antibody (IgG4 Kappa) indicated for add-on maintenance treatment of patients with severe asthma aged 18 years and older, with an eosinophilic phenotype.

Limitations of Use: CINQAIR® is not indicated for treatment of other eosinophilic conditions or relief of acute bronchospasm or status asthmaticus.

Important Safety Information
WARNING: ANAPHYLAXIS

Anaphylaxis has been observed with CINQAIR infusion in 0.3% of patients in placebo-controlled clinical studies. Anaphylaxis was reported as early as the second dose of CINQAIR.

Anaphylaxis can be life-threatening. Patients should be observed for an appropriate period of time after CINQAIR administration by a healthcare professional prepared to manage anaphylaxis. Discontinue CINQAIR immediately if the patient experiences signs or symptoms of anaphylaxis.

CINQAIR is contraindicated in patients who have known hypersensitivity to reslizumab or any of its excipients.

In placebo-controlled clinical studies, 6/1028 (0.6%) patients receiving 3 mg/kg CINQAIR had at least 1 malignant neoplasm reported compared to 2/730 (0.3%) patients in the placebo group.

No clinical studies have been conducted to assess reduction of maintenance corticosteroid dosages following administration of CINQAIR. Do not discontinue systemic or inhaled corticosteroids abruptly upon initiation of therapy with CINQAIR. Reductions in corticosteroid dose, if appropriate, should be gradual and performed under the supervision of a physician. Reduction in corticosteroid dose may be associated with systemic withdrawal symptoms and/or unmask conditions previously suppressed by systemic corticosteroid therapy.

Eosinophils may be involved in the immunological response to some parasitic (helminth) infections. Treat patients with pre-existing helminth infections before initiating CINQAIR. If patients become infected while receiving treatment with CINQAIR and do not respond to anti-helminth treatment, discontinue treatment with CINQAIR until infection resolves.

Adverse reactions that occurred at greater than or equal to 2% incidence and more commonly than in the placebo group included 1 event: oropharyngeal pain (2.6% vs. 2.2%).

Please click here for full Prescribing Information, including Boxed Warning: http://www.cinqair.com/pdf/PrescribingInformation.pdf. Prior to the availability of full Prescribing Information online, a copy may be requested from the US Medical Information Contact Center for Teva Specialty Medicines at 888-4-TEVA-RX (888-483-8279) and USMedInfo@tevapharm.com or Teva’s Public Relations or Investor Relations contacts.

About CINQAIR® (reslizumab) Injection

CINQAIR® is a humanized interleukin-5 (IL-5) antagonist monoclonal antibody (IgG4 kappa), approved by the U.S. Food and Drug Administration (FDA) for add-on maintenance treatment of patients with severe asthma in aged 18 years and older, and with an eosinophilic phenotype. IL-5 is the most selective eosinophil cytokine known and plays a major role in the maturation, activation and survival of eosinophils. In asthma patients, the eosinophilic phenotype is associated with compromised lung function, more frequent symptoms, and increased risk of exacerbations. Reslizumab binds to human IL-5 and prevents it from binding to the IL-5 receptor, thereby reducing eosinophilic inflammation.

About Teva Respiratory

Teva Respiratory develops and delivers high-quality treatment options for respiratory conditions, including asthma, COPD and allergic rhinitis. The Teva Respiratory portfolio is centered on optimizing respiratory treatment for patients and healthcare providers through the development of novel delivery systems and therapies that help address unmet needs. The company’s respiratory pipeline and clinical trial program are based on drug molecules delivered in proprietary dry powder formulations and breath-actuated device technologies, as well as a targeted biologic treatment for severe asthma. Through research and clinical development, Teva Respiratory continually works to expand, strengthen and build upon its treatment portfolio to positively impact the lives of the millions of patients living with respiratory disease.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to consummate the acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of such acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we will be dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt we will incur to finance the Actavis Generics acquisition; the fact that for a period of time following the consummation of the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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